CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2016 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATES
ATHENS, GREECE -- (Marketwired) – 7/29/16 -- Capital Product Partners L.P. (the "Partnership" or "CPLP") (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the second quarter ended June 30, 2016.
The Partnership's net income for the quarter ended June 30, 2016 was $14.9 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of June 30, 2016 (the "Class B Units" and the "Class B Unitholders"), and the general partner's interest in the Partnership's net income, net income per common unit for the quarter ended June 30, 2016 was $0.10, compared to $0.08 during the previous quarter ended March 31, 2016 and $0.09 during the second quarter of 2015.
Operating surplus prior to Class B Units distributions for the quarter ended June 30, 2016 amounted to $36.6 million, an increase of 15% compared to $31.7 million during the second quarter of 2015 and an increase of 12% to $32.8 million during the first quarter of 2016. The Partnership has put aside $14.6 million in capital reserves for the quarter. As announced on April 26, 2016, the Partnership intends to maintain this capital reserve for the foreseeable future to fully provide for the debt repayments coming due in the next three years, until the end of 2018. Operating surplus after the capital reserve and distributions to the Class B Unitholders was $19.2 million for the quarter ended June 30, 2016. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to "Appendix A" at the end of the press release for a reconciliation of this non-GAAP measure with net income.
Total revenues for the second quarter of 2016 reached $60.9 million, an increase of 12% compared to $54.5 million during the second quarter of 2015. The increase was primarily a result of the increase in the size of the Partnership's fleet.
Total expenses for the second quarter of 2016 were $40.3 million compared to $35.6 million in the second quarter of 2015. Total vessel operating expenses during the second quarter of 2016 amounted to $18.7 million, an increase of 6%, compared to $17.7 million during the second quarter of 2015. The increase reflects primarily the expansion of our fleet. Total expenses for the second quarter of 2016 include vessel depreciation and amortization of $17.9 million, an increase of 19%, compared to $15.0 million in the second quarter of 2015, also due to the expansion of our fleet. General and administrative expenses for the second quarter of 2016 increased to $1.5 million, compared to $1.3 million in the second quarter of 2015, mainly due to expenses recognized in connection with the Partnership's Omnibus Incentive Compensation Plan.
Total other expense, net for the second quarter of 2016 amounted to $5.7 million, compared to $4.8 million for the second quarter of 2015. Total other expenses, net included interest expenses and finance costs of $6.0 million in the second quarter of 2016, compared to $4.8 million during the second quarter of 2015. The increase primarily reflects higher interest costs incurred during the second quarter of 2016.
As of June 30, 2016, total partners' capital amounted to $921.2 million, a decrease of $16.6 million compared to $937.8 million as of December 31, 2015. The decrease primarily reflects distributions declared and paid during the first half of 2016, partially offset by net income for the period.
As of June 30, 2016, the Partnership's total debt increased by $26.3 million to $597.9 million, compared to $571.6 million as of December 31, 2015. The increase was due to a $35.0 million drawdown under our senior secured credit facility with ING Bank to fund the acquisition of the M/V 'CMA CGM Magdalena', which was delivered in February 2016, partially offset by $8.7 million of scheduled loan principal payments under the same credit facility during the first half of 2016.
Charter rate reduction of five of the Partnership's vessels as part of the Hyundai Merchant Marine ("HMM") financial restructuring
As previously announced, HMM, the charterer of five of the Partnership's vessels, namely Hyundai Prestige, Hyundai Premium, Hyundai Paramount, Hyundai Privilege and Hyundai Platinum (the "HMM Vessels"), each under time charters expiring in 2024 or 2025, has experienced financial difficulties and has pursued a restructuring involving various creditors and vessel owners.
As part of the various agreements that HMM reached with its creditors and vessel owners under its voluntary debt restructuring, the owning companies of the HMM Vessels entered into a charter restructuring agreement on July 15, 2016.  This agreement provides for a 20% reduction in the charter rate payable under the respective charter parties, from $29,350 (gross per day) to $23,480 (gross per day), from July 18, 2016 to December 31, 2019 (the "Charter Reduction Period"). The total charter rate reduction for the Charter Reduction Period for the HMM Vessels is approximately $37.0 million (the "Charter Reduction Amount"). The charter restructuring agreement further provides that at the end of the

Charter Reduction Period, the charter rate under the charters will be restored to the original daily rate of $29,350 until the expiry of such charters in 2024 or 2025.
In exchange for the Charter Reduction Amount, the Partnership will receive 4.4 million common shares in HMM that are expected to be freely tradable on the Stock Market Division of the Korean Exchange (at a share price reflecting a discount and subject to a floor under a pre-agreed formula), in an aggregate amount initially equal to the Charter Reduction Amount (the "Charter Reduction Compensation").
Fleet Developments
The M/T 'Miltiadis M II' (162,397 dwt, Ice Class 1A Crude/Product Tanker built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd. South Korea) has been chartered to Capital Maritime & Trading Corp. ("Capital Maritime" or our "Sponsor") for a period of ten to twelve months at a gross daily rate of $25,000. The new charter is expected to commence in August 2016 after the completion of its special survey. The earliest redelivery under the new charter is in June 2017. The vessel was previously employed under a seven-month time charter to Capital Maritime at a gross daily rate of $35,000.
The M/T 'Amore Mio II' (159,982 dwt, Crude Oil Tanker built 2001, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) has also been chartered to our Sponsor for a period of ten to twelve months at a gross daily rate of $21,000. The vessel is currently undergoing its scheduled dry-docking. The new charter is expected to commence in late August or early September 2016. The M/T 'Amore Mio II' was previously employed under an eight-month time charter to Shell International Trading & Shipping Company Ltd. at a gross daily rate of $33,750.
The M/T 'Agisilaos' (36,760 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker built 2006, Hyundai Mipo Dockyard Ltd., South Korea), previously employed with Capital Maritime, has replaced the M/T 'Arionas' (36,725 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) under the charter to Flota Petrolera Ecuatoriana ("Flopec") at a gross daily rate of $19,000, as the M/T 'Arionas' is expected to undergo its scheduled special survey. The M/T 'Agisilaos' was previously employed with CMTC at a gross daily rate of $14,500 with earliest charter expiration in August 2016.
The early termination of the CMTC charter of the M/T 'Agisilaos', in order for the vessel to replace M/T 'Arionas' and the new charters of M/T 'Amore Mio II' and M/T 'Miltiadis M II' were unanimously approved by the Conflicts Committee of the Partnership.
As a result of the above new charters, the Partnership's charter coverage for 2016 and 2017 has increased to 94% and 75%, respectively.

Market Commentary

Product & Crude Tanker Markets
The product tanker market remained under pressure in the second quarter of 2016. In the West, high gasoline stocks along the Atlantic seaboard limited chartering volumes and had a negative impact on rates in the key Europe-U.S. Atlantic Coast route. Similarly, the backhaul U.S. Gulf to Europe trade suffered from high diesel stocks on the Continent. Conversely, Latin American product demand was firm and partly offset weaknesses in other regions. The market in the East experienced lower rates due to the lack of arbitrage opportunities and a growing supply of low-cost LPG from North America, which is used in place of naphtha in petrochemical plants, thus reducing demand for product tankers.
In the time charter market, Medium Range ("MR") rates were weaker in the second quarter of 2016 in line with the spot market. The period market, however, remained active in terms of fixtures completed.
On the supply side, there was minimal activity in terms of new orders for product tankers and the orderbook currently stands at 11.2%, the lowest since 2000. In addition, the product tanker orderbook continued to experience slippage during the first half of 2016, as approximately 26% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts estimate that net fleet growth for product tankers will be around 5.6% in 2016, while overall demand growth for product tankers will be 3.8% in 2016, supported by the robust intra-Asia trade and the continued growth of exports from the Middle Eastern Gulf.
Suezmax spot earnings declined compared to the previous quarter. Seasonally weaker demand combined with disruptions in oil supply in Nigeria reduced employment opportunities for Suezmax tonnage. Concurrently, increased crude tanker deliveries introduced greater competition among owners and exerted downward pressure on rates. The Suezmax market was supported by increased crude flows from Iran in the second quarter, while delays due to refinery strikes in France reduced tonnage supply in the second half of the second quarter.
Period rates for Suezmaxes decreased compared to the previous quarter primarily due to lower spot rates.
On the supply side, the Suezmax orderbook represented, at the end of the second quarter of 2016, approximately 21.6% of the current fleet. Analysts, however, estimate that slippage amounted to 37% of the expected deliveries for the first half of the year. In addition, contracting activity has been subdued, with just six Suezmax tankers ordered during the first half of the year. Suezmax tanker demand is projected to continue growing in 2016 on the back of firm growth in Chinese crude imports and increased crude Suezmax trade on the Middle Eastern Gulf - Mediterranean route. In 2016, crude Suezmax deadweight demand is projected to increase by 1.0%, whereas the fleet is forecasted to expand by 5.1%.
Post-panamax Container Market
The container charter market remained flat, with most vessel classes remaining close to historically low levels for the second quarter of 2016. The 8-10,000 TEU container vessels saw an increase of ca 15-20% in period charter rates, to about $10,000 per day, mostly as a result of the opening of the new Panama Canal locks. A total of six out of the 13 services, which previously employed so-called panamax container vessels, have been replaced by neo-panamax vessels.
By the end of the second quarter of 2016, the idle container fleet declined to below 5% from 8% in the previous quarter, on the back of increased employment opportunities in anticipation of the annual peak season, the increased demand for neo-panamax container vessels and the increased rate of container vessel demolition.
Analysts have revised downwards their estimate for the demand for containerized cargo for full-year 2016 to 3.8% from 4.1% in the previous quarter, and their estimate for the increase in tonnage supply for full-year 2016 to 3.0% from 3.9% in the previous quarter.
As of the date hereof, the container orderbook stands at 17% of the current fleet, the lowest level since 2003, with a very limited number of new container orders.
Container vessel demolition in the first half of 2016 has already surpassed that in full-year 2015, having seen ca. 270,000 TEU removed from the fleet with an average age of 20 years, compared to approximately 200,000 TEUs removed from the fleet in 2015 with an average age of 23 years.
Quarterly Common and Class B Unit Cash Distribution
On July 21, 2016, the Board of the Partnership declared a cash distribution of $0.075 per common unit for the second quarter of 2016 payable on August 12, 2016 to common unit holders of record on August 5, 2016.
In addition, on July 21, 2016, the Board of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2016, in line with the Partnership's Second Amended and Restated

Partnership Agreement, as amended. The second quarter of 2016 Class B Unit cash distribution will be paid on August 10, 2016 to Class B Unitholders of record on August 3, 2016.
Management Commentary
Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership's General Partner, commented:
"We are pleased to see that the out-of-court restructuring of HMM – one of the largest charterers of the Partnership in terms of revenues – has been successfully concluded with the participation of HMM's key financial creditors together with the announcement that HMM intends to join the '2M Alliance' – the world's largest container shipping alliance, which comprises Maersk Line and Mediterranean Shipping Co. ('MSC').  While the impact of the HMM Vessels charter rate reduction will adversely affect our cash flows until the end of 2019, when the charter rate under the respective charter parties is expected to be restored to the original rate, we believe that the reduced charter rate and the Charter Reduction Compensation that we expect to receive, represent a more favorable outcome given the alternative employment opportunities in the current weak container charter market.
"Regarding recent market developments, we note that while the demand fundamentals for tankers, and especially product tankers, remain solid on the back of refinery capacity relocation, increased tonne-miles and the low oil price environment, the increased supply of tanker vessels has recently weighed on spot earnings as well as on the tanker period market. However, the limited number of new tanker ordering thus far this year and the rationalization of excess shipyard capacity combined with solid industry fundaments are positive trends for the tanker markets in the medium- to long-run.
"Finally, I would like to reiterate that we intend to revisit our annual distribution guidance from time to time, as we pursue accretive transactions and expand our asset base and are successful in refinancing our debt under favorable terms in the coming years, thus increasing the long term distributable cash flow of the Partnership."
Conference Call and Webcast
Today, July 29, 2016, the Partnership will host an interactive conference call at 09:00 am Eastern Time to discuss the financial results.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote "Capital Product Partners."
A replay of the conference call will be available until August 5, 2016 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#
Slides and Audio Webcast
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana ("Flopec"), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. ("Petrobras"), Repsol Trading S.A., Stena Bulk A.B., and Capital Maritime.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
Forward-Looking Statements
The statements in this press release that are not historical facts, including, among other things, cash generation, our ability to repay external debt, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, charterers' performances, our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.
CPLP-F
Contact Details:
Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended June 30,		For the six month period ended June 30,
	2016	2015	2016	2015
Revenues	$52,419	$37,216	$99,748	$67,346
Revenues – related party	8,485	17,297	19,203	36,052
Total Revenues	60,904	54,513	118,951	103,398
Expenses:
Voyage expenses	2,160	1,367	4,012	2,411
Voyage expenses - related party	88	117	189	206
Vessel operating expenses	15,972	14,824	32,691	27,636
Vessel operating expenses - related party	2,685	2,908	5,301	5,863
General and administrative expenses	1,456	1,336	2,721	3,173
Vessel depreciation and amortization	17,937	15,038	35,390	29,412
Operating income	20,606	18,923	38,647	34,697
Other income / (expense), net:
Interest expense and finance cost	(5,962)	(4,829)	(12,059)	(9,525)
Interest and other income	229	15	387	1,088
Total other expense, net	(5,733)	(4,814)	(11,672)	(8,437)
Net income	$14,873	$14,109	$26,975	$26,260
Preferred unit holders' interest in Partnership's net income	2,775	2,818	5,550	5,628
General Partner's interest in Partnership's net income	241	226	426	411
Common unit holders' interest in Partnership's net income	11,857	11,065	20,999	20,221
Net income per:
• Common unit basic and diluted	$0.10	$0.09	$0.17	$0.18
Weighted-average units outstanding:
• Common units basic and diluted	119,559,456	116,478,950	119,559,456	110,427,242
Total comprehensive income:	$14,873	$14,109	$26,975	$26,260

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)
Assets
Current assets	As of June 30, 2016	As of December 31, 2015
Cash and cash equivalents	55,248	90,190
Trade accounts receivable, net	3,107	2,680
Prepayments and other assets	3,146	2,547
Inventories	5,304	4,407
Total current assets	66,805	99,824
Fixed assets
Advances for vessels under construction – related party	—	18,172
Vessels, net	1,369,854	1,315,485
Total fixed assets	1,369,854	1,333,657
Other non-current assets
Above market acquired charters	96,664	100,518
Deferred charges, net	3,850	3,482
Restricted cash	17,500	17,000
Prepayments and other assets	2,517	1,394
Total non-current assets	1,490,385	1,456,051
Total assets	1,557,190	1,555,875
Liabilities and Partners' Capital
Current liabilities
Current portion of long-term debt	16,370	11,922
Trade accounts payable	10,549	8,431
Due to related parties	13,767	22,154
Accrued liabilities	7,461	7,872
Deferred revenue	8,978	10,867
Total current liabilities	57,125	61,246
Long-term liabilities
Long-term debt	578,248	555,888
Deferred revenue	639	921
Total long-term liabilities	578,887	556,809
Total liabilities	636,012	618,055
Commitments and contingencies
Partners' capital	921,178	937,820
Total liabilities and partners' capital	1,557,190	1,555,875

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2016	2015
Cash flows from operating activities:
Net income	26,975	26,260
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	35,390	29,412
Amortization of deferred financing costs	773	364
Amortization of above market acquired charters	7,060	7,631
Equity compensation expense	525	-
Changes in operating assets and liabilities:
Trade accounts receivable	(427)	380
Prepayments and other assets	(1,722)	(655)
Inventories	(897)	(800)
Trade accounts payable	2,271	3,190
Due from related parties	-	(2,172)
Due to related parties	(8,387)	289
Accrued liabilities	(77)	(330)
Deferred revenue	(2,154)	(867)
Dry-docking costs paid	(1,826)	(419)
Net cash provided by operating activities	57,504	62,283
Cash flows from investing activities:
Vessel acquisitions and improvements	(74,038)	(134,093)
Increase in restricted cash	(500)	(1,500)
Net cash used in investing activities	(74,538)	(135,593)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	-	133,327
Expenses paid for issuance of Partnership units	-	(476)
Proceeds from long-term debt	35,000	72,389
Deferred financing costs paid	(89)	(1,769)
Payments of long-term debt	(8,677)	(118,599)
Dividends paid	(44,142)	(59,143)
Net cash (used in) / provided by financing activities	(17,908)	25,729
Net decrease in cash and cash equivalents	(34,942)	(47,581)
Cash and cash equivalents at beginning of period	90,190	164,199
Cash and cash equivalents at end of period	55,248	116,618
Supplemental cash flow information
Cash paid for interest	$12,221	$8,170
Non-Cash Investing and Financing Activities
Issuance costs of Partnership's units included in liabilities	$-	$263
Capital expenditures included in liabilities	$613	$79
Capitalized dry docking and deferred costs included in liabilities	$1,354	$1,265

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
 Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items, such as depreciation and amortization expense and amortization of above market acquired charters and straight line revenue adjustments.
Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:
Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended June 30, 2016	For the three month period ended June 30, 2015	For the three month period ended March 31, 2016
Net income	14,873	14,109	12,102
Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	18,423	15,307	18,265
Amortization of above market acquired charters and straight line revenue adjustments	3,305	2,308	2,404
Operating Surplus prior to capital reserve and Class B Preferred Units distribution	36,601	31,724	32,771
Capital reserve	(14,644)	-	(14,644)
Class B preferred units distribution	(2,775)	(2,827)	(2,775)
Operating Surplus after capital reserve and Class B Preferred Units distribution	19,182	28,897	15,352
Increase in recommended reserves	(9,968)	(44)	(6,138)
Available Cash	9,214	28,853	9,214

1 Depreciation and amortization line item includes the following components:
• Vessel depreciation and amortization; and
• Amortization of deferred financing costs and equity compensation expense.